

SECURITIES AND EXCHANGE COMMISSION

16021486

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response . . . 12.00

SEC Mail Processing Section

JUL 06 2016

SEC FILE NUMBER
8-68765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/15 (MM/DD/YY) AND ENDING 04/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Sustainable Development Capital, LLC

SUSTAINABLE DEVELOPMENT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 AVENUE OF THE AMERICAS, SUITE 4045
(No. and Street)

NEW YORK	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD DAVIS, JR., MANAGING DIRECTOR — (212) 488-5509 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

RECEIVED SEC / TM 2016 JUL 17 AM 8:41

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Edward W Davis, Jr., Managing Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sustainable Development Capital, LLC, (Company), as of April 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward W Davis, Jr., Managing Director

Sworn and subscribed to before me this 4 day of July, 2016.

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-8
(x)	(g)	Computation of Net Capital	9
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report.	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Management's assertion letter regarding (k)(2)(i) exemption.	10
(x)	(p)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	11

JURAT WITH AFFIANT STATEMENT

State of New York } ss.
County of New York

☒ See Attached Document (Notary to cross out lines 1–7 below)
☐ ~~See~~ Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______
7 ______

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

Subscribed and sworn to (or affirmed) before me

this 5th day of July, 2016, by
Date *Month* *Year*

Edward W Davis
Name of Signer No. 1

Name of Signer No. 2 (if any)

Signature of Notary Public

GRACE HOWELL
Notary Public - State of New York
NO. 01HO6267880
Qualified in Queens County
My Commission Expires 8/27/2016

Place Notary Seal/Stamp Above

Any Other Required Information (Residence, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: ______ Number of Pages: 1

Signer(s) Other Than Named Above: ______

© 2013 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #25924


Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sustainable Development Capital, LLC

We have audited the accompanying financial statements of Sustainable Development Capital, LLC, (the "Company") (a New York company), which comprise the statement of financial condition as of April 30, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sustainable Development Capital, LLC as of April 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
June 1, 2016

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2016

ASSETS

Cash	$	51,725
Prepaid expenses		5,588
Security deposit		3,900
Other assets		972
Total Assets	$	62,185

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	22,447
Subordinated loan payable		1,202,069
Total Liabilities		1,224,516
Member's Equity:		
Member's capital		758,217
Accumulated (deficit)		(1,920,548)
Total Member's Equity		(1,162,331)
Total Liabilities and Member's Equity	$	62,185

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2016

Revenues:	
Fees	$ 247,200
Other income	129,365
Total Revenues	376,565
Costs and Expenses:	
Compensation and benefits	275,004
Rent	35,651
Telephone	484
Interest expense	9,616
Regulatory fees	663
SIPC	941
Professional fees	39,744
Office supplies and expenses	36,864
Total Costs and Expenses	398,967
Net Loss	$ (22,402)

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2016

Cash Flows Used By Operating Activities:		
Net Loss	$	(22,402)
Adjustment to reconcile net loss to		
net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in prepaid expenses		512
(Increase) in security deposit		300
Decrease in other asset		(972)
(Decrease) in accounts payable and accrued expenses		(31,670)
Net cash (used) by operating activities		(54,232)
Cash flows from investing activities:		
Net cash (used) by investing activities		-
Cash flows from financing activities:		
Net cash provided by financing activities		-
Net decrease in cash		(54,232)
Cash at beginning of year		105,957
Cash at end of year	$	51,725

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2016

	Member's capital	Accumulated (deficit)	Total Member's Equity
Balances, May 1, 2015	$ 758,217	$ (1,898,146)	$ (1,139,929)
Net Loss	-	(22,402)	(22,402)
Balances, April 30, 2016	$ 758,217	$ (1,920,548)	$ (1,162,331)

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
April 30, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Sustainable Development Capital, LLC (the "Company") is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and the Securities and Exchange Commission (SEC). The Company is engaged in private placement transactions. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Significant Credit Risk and Estimates
As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, Equipment, and Leasehold Improvements
The Company did not own any property, equipment, or leasehold improvements for the period ending April 30, 2016.

Maintenance, repairs and minor renewals, are expensed as incurred and additions, improvements, replacements, betterments and major renewals are capitalized. When property and equipment are abandoned, retired, or otherwise disposed of, the cost and related allowances are removed from the accounts and the profit or loss thereon is reflected in income.

Income Taxes
The Company is a limited liability company formed under the laws of the State of New York, with its principal office located at 1120 Avenue of the Americas, Suite 4045, New York, NY 10036. The Company is owned by Sustainable Development Capital LLP, a limited liability partnership formed under the laws of England, with principal offices located at 32 Old Burlington Street, London W1S 3AT, United Kingdom.

New York City does not recognize S corporations for tax purposes; and partnerships (including certain limited liability companies) as well as sole proprietorships, are subject to a New York City unincorporated business tax. The Company, therefore, is subject to New York City taxes and filing requirements.

2. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

3. LOANS

The Company borrowed $1,202,068.98 from Sustainable Development Capital LLP. This loan is evidenced by a subordinated loan agreement signed on May 13, 2014. The terms of this agreement call for the quarterly payment of interest at the rate of .8% (eight-tenths) per year, and the payment of principal on May 13, 2017—three years from the signing of the agreement, unless automatically extended so that the Company may maintain capital compliance with the rules of FINRA and the SEC. The payment of principal and interest is subordinated to the claims of all other present and future creditors of the Company. The Company has accrued interest expense for the year ending April 30, 2016 of $9,616, all of which remains unpaid.

4. LEASES

In May 2015, the Company leased new office space at 1120 Avenue of the Americas, Suite 4045, New York, NY 10036. The Company's monthly rent, including telephone, internet and fax, is $2,800

5. NET CAPITAL REQUIREMENT

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2016 the Company had net capital of $29,279 which was $24,279 in excess of the FINRA minimum capital requirement.

6. SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

7. COMMITMENTS AND CONTINGENCIES

The Company did not have any commitments or contingencies at April 30, 2016.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 1, 2016, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

9. EXPENSE SHARING AGREEMENT

The Company entered into an expense sharing agreement with Sustainable Development Capital LLP (its parent company) on March 31, 2016. The parent company intends to assume certain enumerated costs and expenses attributable to the Company's operations. The Company, however, is responsible for the cost of office space, furniture and equipment, office supplies, information systems and technology, taxes, licenses, and related fees, education, and training. The parent company has agreed to pay for administrative, payroll and payroll tax and office space. The total reimbursement expense for the year is $129,365. The expense sharing agreement may be terminated by either party upon the giving of five days written notice.

10. RELATED PARTY TRANSACTIONS

The Company receives revenue from investment banking and other securities related services which the company provides to its parent, Sustainable Development Capital LP, and other affiliates of Sustainable Development Capital LP. During its fiscal year ended April 30, 2016, the Company received $247,200 in revenue from Sustainable Development Capital LP and its affiliates.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2016

NET CAPITAL:		
Total member's equity	$	(1,162,331)
Additions:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,202,069
Deductions and/or charges:		
Non-allowable assets:		(10,459)
Net capital before haircuts on securities positions		29,279
Haircuts on securities positions		-
Undue concentration		-
Net Capital		29,279
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	22,447
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,496
Minimum net capital required	$	5,000
Excess net capital	$	24,279
Net capital less greater of 10% of total AI or 120% of min. net capital	$	23,279
Percentage of aggregate indebtedness to net capital is		77%

The above computation agrees with the April 30, 2016 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

Sustainable Development Capital, LLC
1120 Avenue of the Americas
Suite 4045
New York, New York 10036

Assertions Regarding Exemption Provisions

We, as members of management of Sustainable Development Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending May 1, 2015 through April 30, 2016.

Sustainable Development Capital, LLC

By: ______________________

Edward W Davis, Jr., Managing Director

June 1, 2016


VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
Sustainable Development Capital, LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Sustainable Development Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Sustainable Development Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
June 1, 2016